Exhibit 99.1

Investor contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports Second Quarter 2015 Results

Highlights

•	Second-quarter 2015 sales of $21.3 million, an increase of 35.1% over the prior year
•	Non-GAAP operating margin of 12.9%, up 740 basis points year-over-year.
•	Second quarter non-GAAP net income of $2.4 million, or $0.07 per diluted share; GAAP net income of $0.7 million, or $0.02 per diluted share.
•	Major customer places order for third Allegro; first two units running full scale production
•	Successful launch of Neopigment Pure at multiple key customer sites

Rosh-Ha`Ayin, Israel – August 4, 2015 – Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the second quarter and the six month period ended June 30, 2015.

Non-GAAP net income in the second quarter of 2015 was $2.4 million, or $0.07 per diluted share on sales of $21.3 million, compared to prior-year net income of $0.6 million, on sales of $15.7 million. On a GAAP basis, the Company reported net income of $0.7 million, or $0.02 per diluted share, compared to net income of $0.4 million, in the second quarter of 2014.

Sales in the quarter increased 35.1% to $21.3 million, as a result of continued growth in the direct-to-garment market (DTG), and some initial sales of Allegro roll-to-roll systems. Gabi Seligsohn, Kornit Digital’s Chief Executive Officer commented, “During the second quarter we achieved two major product milestones. A major customer placed a third order for our roll-to-roll printer, the Allegro, after operating in full scale production for several months with two units. Allegro leverages our disruptive technology by utilizing Kornit’s superior ink technology into a complete single-step print line, with an ability to print on almost any type of fabric. We also successfully launched the next generation of ink, the Neopigment Pure, with several key customers already transitioning production. These two milestones are a clear testament to how well our products are developed and brought to market.”

Non-GAAP Gross margin also improved to 47.6% in the second quarter, from 43.8% for the same period last year. Margin expansion primarily resulted from higher volume of ink and systems, and a continued shift to higher priced, high throughput systems. Second quarter Non-GAAP operating income increased to $2.7 million from $0.9 million in the prior-year, and represented a 740 basis point margin improvement to 12.9%. Higher operating margins resulted from an increase in gross margins, and a limited increase in payroll expenses as new hires were weighted to the end of the quarter.

Seligsohn continued, “By almost any measure we executed very well in the second quarter, as demonstrated by higher sales and expanding margins. Operationally we also caught up with our recruiting plans for the first half of the year. Looking forward and given the vast opportunities we face, we expect to continue to invest for future growth during the second half of the year by further increasing headcount and expanding our infrastructure. This investment will position the Company to execute on our aggressive product roadmap, and broaden our field presence to support an expanding customer base in current and new markets.”

Results of Operations

In the second quarter of 2015, Kornit reported sales of $21.3 million, an increase of 35.1% compared with prior-year level of $15.7 million. Higher sales were the result of contributions from all of our products, including systems, ink and consumables, and services.

Non-GAAP gross margin as a percentage of sales in the second quarter of 2015 was 47.6%, compared to 43.8% in the prior-year period. Gross margin improvement was driven by a higher mix of higher margin high-throughput systems and an increase in sales of ink and consumables. On a GAAP basis, gross margin was $10 million, or 47.1% of sales.

Non-GAAP operating expenses in the second quarter increased to $7.4 million, compared to $6.0 million in the prior year quarter. As a percent of sales, adjusted operating expenses for the second quarter were 34.7% of sales, a decrease from 38.3% of sales in the prior year and indicative of leverage on higher sales, coupled with new hires weighted toward the end of the second quarter. On a GAAP basis, operating expenses were $8.9 million, or 42% during the quarter.

Non-GAAP research and development as a percentage of sales was 11.9%, or $2.5 million, compared to 15.5%, or $2.4 million in the prior-year. On a GAAP basis, research and development expenses were $2.7 million, or 12.5% of sales during the quarter.

Non-GAAP operating income in the second quarter increased to $2.7 million, compared to $0.9 million in the prior year quarter. As a percent of sales, Non-GAAP operating income for the second quarter was 12.9% of sales, an increase from 5.5% of sales in the prior year, leveraging the higher sales and gross profit.

Non-GAAP net income for the second quarter of 2015 were $2.4 million, or $0.07 per diluted share, compared with Non-GAAP net income of $0.6 million, or $0.06 in the prior year quarter period.

On a GAAP basis, the Company reported net income of $0.7 million, or $0.02 per diluted share, compared to net income of $0.4 million, or $0.04 per diluted share in the second quarter of 2014.

2015 Third Quarter Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

Kornit will host a conference call today at 5:00 p.m. EDT, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-428-9490 or +1-719-457-2661. The toll-free Israeli number is 1-809-24 5906. The confirmation code is 1907297.

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Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other US securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in developing, introducing and selling new or improved products, our success in marketing, our success in effective increasing our field presence and those factors referred to under "Risk Factors" in the company's final prospectus filed with the U.S. Securities and Exchange Commission. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, amortization of acquired intangible assets and compensation related to the IPO. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit develops, designs and markets innovative digital printing solutions for the global printed textile industry. Kornit’s solution includes its proprietary digital printing systems, ink and other consumables, associated software and value added services. Kornit’s vision is to revolutionize the textile industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. Kornit is a global company headquartered in Rosh-Ha`Ayin, Israel, with U.S. offices in Mequon, Wisconsin and additional sales, support and marketing offices in Germany and Hong Kong.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (OPERATIONS)

(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenues	$38,876	$29,001	$21,266	$15,739
Cost of revenues	20,923	17,659	11,251	8,896
Gross profit	17,953	11,342	10,015	6,843

Operating expenses:
Research and development	5,506	4,588	2,655	2,448
Selling and marketing	5,911	5,374	3,256	2,473
General and administrative	5,185	2,323	3,030	1,279
Total operating expenses	16,602	12,285	8,941	6,200
Operating income (loss)	1,351	(943)	1,074	643
Financial expenses, net	(449)	(94)	(192)	(102)
Income (loss) before taxes on income	902	(1,037)	882	541

Taxes on income	385	303	164	168
Net income (loss)	517	(1,340)	718	373

Basic net income (loss) per share	$0.03	$(0.15)	$0.02	$0.04

Weighted average number of shares used in computing basic net income (loss) per share	19,370,095	8,969,947	29,766,965	8,973,224

Diluted net income (loss) per share	$0.02	$(0.15)	$0.02	$0.04

Weighted average number of shares used in computing diluted net income (loss) per share	21,268,193	8,969,947	31,778,725	10,122,653

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF INCOME ( OPERATIONS)

(U.S. dollars in thousands, except per share data)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

GAAP net income (loss) as reported	$517	$(1,340)	$718	$373

Non-GAAP adjustments
Expenses recorded for share-based compensation
Cost of revenues	112	39	53	19
Research and development	124	14	68	7
Selling and marketing	164	81	80	44
General and administrative	575	130	334	118
Acquisition related expenses
General and administrative	550	—	—	—
Research and development	125	—	62	—
Intangible assets amortization
Cost of revenues	113	62	57	31
Compensation in relation to the IPO
Separation payment to shareholder	750	—	750	—
IPO bonuses to employees	270	—	270	—

Total adjustments	2,783	326	1,674	219

Non-GAAP net income (loss)	$3,300	$(1,014)	$2,392	$592

Non- GAAP diluted net income (loss) per share	$0.15	$(0.11)	$0.07	$0.06

Weighted average number of shares used in computing diluted net income (loss) per share	21,657,529	8,969,947	32,145,288	10,463,479

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2015	2014
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$80,426	$4,993
Trade receivables, net	11,071	9,770
Other accounts receivables and prepaid expenses	3,258	1,775
Inventory	13,407	11,986
Total current assets	108,162	28,524
LONG-TERM ASSETS:
Severance pay fund	1,198	1,187
Property and equipment, net	3,788	3,660
Intangible assets, net	1,136	245
Deferred issuance costs	—	849
Other assets	344	249
Total long-term assets	6,466	6,190

Total assets	$114,628	$34,714

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$9,812	$5,901
Employees and payroll accruals	3,643	2,968
Deferred revenues and advances from customers	1,559	1,863
Other payables and accrued expenses	2,907	2,606
Total current liabilities	17,921	13,338

LONG-TERM LIABILITIES:
Accrued severance pay	1,956	1,903
Deferred taxes	119	122
Total long-term liabilities	2,075	2,025

SHAREHOLDERS' EQUITY	94,632	19,351

Total liabilities and shareholders' equity	$114,628	$34,714

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (loss)	$517	$(1,340)	$718	$373
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	848	644	450	337
Share-based compensation	975	264	535	188
Decrease in accrued severance pay, net	42	221	93	207
Increase in trade receivables	(1,491)	(1,598)	(1,111)	(2,616)
Decrease (increase) in other receivables and prepaid expenses	(1,252)	(590)	(580)	118
Increase in inventories	(1,737)	(1,535)	(389)	(652)
Changes in deferred taxes, net	(58)	—	(55)	9
Increase (decrease) in other long term assets	(100)	(7)	101	1
Increase (decrease) in trade payables	3,120	(423)	1,230	(598)
Increase in employees and payroll accruals	687	276	67	228
Increase (decrease) in deferred revenues	(275)	3,170	83	2,835
Increase (decrease) in other payables and accrued expenses	338	(986)	(326)	(651)
Gain from sale of property and equipments	—	(5)	—	—
Foreign currency translation loss on inter company balances with foreign subsidiaries	403	50	(176)	34

Net cash provided by (used in) operating activities	2,017	(1,859)	640	(187)

Cash flows from investing activities:

Purchase of property and equipment	(773)	(892)	(433)	(566)
Cash paid in connection with acquisition	(1,000)	—	—	—
Proceeds from sale of property and equipment	—	6	—
Increase in short term deposits	—	1,018	—	1,018
Net cash provided by (used in) investing activities	(1,773)	132	(433)	452

Cash flows from financing activities:

Proceeds from initial public offering, net	75,232	—	75,600	—
Exercise of employee stock options	—	6	—	—
Net cash provided by financing activities	75,232	6	75,600	—
				—
Foreign currency translation adjustments on cash and cash equivalents	(44)	(5)	25	(4)
Increase (decrease) in cash and cash equivalents	75,476	(1,721)	75,808	265
Cash and cash equivalents at the beginning of the period	4,993	5,329	4,591	3,342
Cash and cash equivalents at the end of the period	80,426	3,603	80,424	3,603

Non-cash investing activities:

Non-cash investing activities:
Purchase of property and equipment on credit	40	38	40	38
Non-cash issuance expenses	1,052	—	52	—
Inventory transferred to be used as property and equipment	284	—	27	—
Property and equipment transferred to be used as inventory	106	—	106	—

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